Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following email was sent to all employees of HomeStreet, Inc. and HomeStreet Bank on August 19, 2025 in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

1 Jill Thurston From: Mark Mason To: All HomeStreet Employees Subject: Merger News: Regulatory approvals received! To all HomeStreet employees: I am pleased to report that our proposed merger with Mechanics Bank is nearly o icial. This week we received all the necessary regulatory approvals to complete our merger with Mechanics Bank. All that remains now is approval from HomeStreet shareholders, which we expect to receive at our special shareholders meeting on August 21st. Legal Day One (LD1) for the combined bank remains on target for Tuesday, September 2nd (following the Labor Day federal holiday). Leading up to this date, please continue to visit our Merger Resource Center, where you will find a growing number of important updates and resources dedicated to helping you navigate the merger process for yourself and our clients. This is an exciting moment in our company’s history. The hard work, dedication, and patience you’ve all show throughout this process has brought us to this point. With LD1 only two weeks away, let’s finish strong! Mark Mason he/him/his Chairman, President & CEO Direct: 206.442.5380 Seattle Corporate O ice 601 Union Street, Suite 2000 Seattle, WA 98101 Cautionary Note Regarding Forward Looking Statements When used in this internal email and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive o icer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet's reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank's, HomeStreet's or HomeStreet Bank's customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet's issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management's attention and time from ongoing business operations and opportunities on Transaction-related matters.

These factors are not necessarily all of the factors that could cause Mechanics Bank's, HomeStreet's, HomeStreet Bank's or the combined company's actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank's, HomeStreet's, HomeStreet Bank's or the combined company's results.

Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet's filings with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

IN CONNECTION WITH THE TRANSACTION, HOMESTREET FILED WITH THE SEC A REGISTRATION STATEMENT on July 3, 2025, as amended on July 15, 2025 (the "Registration Statement"), WHICH INCLUDED A PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AS WELL AS OTHER RELEVANT DOCUMENTS

2

3 CONCERNING THE TRANSACTION. THE SEC DECLARED THE REGISTRATION STATEMENT EFFECTIVE ON JULY 16, 2025. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION ON JULY 16, 2025. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION TO HOMESTREET SHAREHOLDERS ON OR ABOUT JULY 16, 2025. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR MECHANICS BANK OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet are available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive o icers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Proxy Statement/Prospectus/Consent Solicitation and the Registration Statement. Information about the directors and executive o icers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the Proxy Statement/Prospectus/Consent Solicitation Statement, the Registration Statement and the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which was held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive o icers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It IN CONNECTION WITH THE TRANSACTION, HOMESTREET FILED WITH THE SEC A REGISTRATION STATEMENT ON JULY 3, 2025, AS AMENDED ON JULY 15, 2025 (THE “REGISTRATION STATEMENT”), WHICH INCLUDED A PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION. THE SEC DECLARED THE REGISTRATION STATEMENT EFFECTIVE ON JULY 16, 2025. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION ON JULY 16, 2025. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION TO HOMESTREET SHAREHOLDERS ON OR ABOUT JULY 16, 2025. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR MECHANICS BANK OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet are available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Proxy Statement/Prospectus/Consent Solicitation and the Registration Statement. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the Proxy Statement/Prospectus/Consent Solicitation Statement, the Registration Statement and the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which was held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.